Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264456

APOLLO REALTY INCOME SOLUTIONS, INC.

SUPPLEMENT NO. 2 DATED JUNE 18, 2024

TO THE PROSPECTUS DATED APRIL 29, 2024

This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of Apollo Realty Income Solutions, Inc., dated April 29, 2024, (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to Apollo Realty Income Solutions, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock sold in our current public offering as of July 1, 2024;
•
to disclose the calculation of our May 31, 2024 net asset value ("NAV") per share/unit for all share/unit classes;
•
to provide an update on the status of our current public offering; and
•
to otherwise update the Prospectus.

July 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2024 (and repurchases, if applicable, as of June 30, 2024) is as follows:

Transaction Price (per share)
Class S	$20.8603
Class D	$20.9290
Class I	$20.8063
Class F-S	$20.9290
Class F-D	$20.9290
Class F-I	$20.6595
Class A-I	$20.9638
Class A-II	$20.9177
Class A-III	$20.9290

The transaction price for each of our Class S shares, Class I shares, Class F-I shares, Class A-I shares and Class A-II shares is equal to such class's NAV per share as of May 31, 2024. A detailed presentation of the NAV per share/unit is set forth below. As of May 31, 2024, we had not sold any Class D shares, Class F-S shares, Class F-D shares, or Class A-III shares. As a result, the transaction price for each of our Class D shares, Class F-S shares, Class F-D shares, and Class A-III shares is based on our total NAV per share as of May 31, 2024. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price, if applicable, for each share class equals the transaction price of such class.

May 31, 2024 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines approved by our board of directors. Our NAV per share is posted on our website at https://gwms.apollo.com/realtyincomesolutions and is made available on our toll-free, automated telephone line at 888-926-2688. Please refer to "Net Asset Value Calculation and Valuation Guidelines" in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the NAV of our Class S shares, Class I shares, Class F-I shares, Class A-I shares, Class A-II shares, Class E shares and units of ARIS Operating Partnership L.P. (the "Operating Partnership") held by parties other than the

Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2024 ($ and shares/units in thousands):

Components of NAV	May 31, 2024
Investments in real estate	$283,341
Investments in real estate debt	501,383
Cash	70,722
Restricted cash	75
Other assets	4,095
Mortgage notes at fair value, net of deferred financing costs	(35,211)
Secured financings on investments in real estate debt, net	(69,283)
Other liabilities	(7,887)
Accrued performance participation allocation	(246)
Management fee payable	(599)
Net asset value	$746,390
Number of outstanding shares/units	35,663

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class S Shares	Class F-I Shares	Class A-I Shares	Class A-II Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$6,021	$100	$33,936	$264,991	$324,974	$4,861	$109,468	$2,039	$746,390
Number of outstanding shares/units	289	5	1,643	12,640	15,536	231	5,222	97	35,663
NAV per share/unit as of May 31, 2024	$20.8063	$20.8603	$20.6595	$20.9638	$20.9177	$21.0317	$20.9638	$21.0317	$20.9290

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate and real estate debt are initially valued at cost. Once we establish new values for our real estate investments, we provide information on key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto. The valuations of our real properties as of May 31, 2024, excluding certain newly acquired properties that are held at cost which we believe reflects the fair value of such properties, were provided by the independent valuation advisor in accordance with our valuation procedures. Certain key assumptions that were used by the independent valuation advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property types where we have multiple real estate investments. Once we own more than one retail and one multifamily property, we will include the key assumptions for each such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	8.0%	6.5%

A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values
Discount rate	0.25% Decrease	+2.07%
(weighted average)	0.25% Increase	(2.02)%
Exit Capitalization Rate	0.25% Decrease	+2.08%
(weighted average)	0.25% Increase	(1.93)%

Our total NAV presented in the following tables includes the NAV of our Class I shares, Class F-I shares, Class A-I shares, Class A-II shares, Class E shares and units of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of April 30, 2024 ($ and shares/units in thousands):

Components of NAV	April 30, 2024
Investments in real estate	$175,800
Investments in real estate debt	478,551
Cash	134,117
Restricted cash	5
Other assets	7,114
Mortgage notes at fair value, net of deferred financing costs	(35,057)
Secured financings on investments in real estate debt, net	(34,214)
Other liabilities	(6,960)
Accrued performance participation allocation	(226)
Management fee payable	(577)
Net asset value	$718,553
Number of outstanding shares/units	34,366

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class F-I Shares	Class A-I Shares	Class A-II Shares	Class E Shares(1)	Third-party Operating Partnership Class A-I Units(2)	Third-party Operating Partnership Class E Units(2)	Total
Net asset value	$5,722	$33,894	$253,799	$309,954	$4,352	$108,896	$1,936	$718,553
Number of outstanding shares/units	275	1,641	12,118	14,833	207	5,200	92	34,366
NAV per share/unit as of April 30, 2024	$20.7993	$20.6502	$20.9432	$20.8976	$21.0104	$20.9432	$21.0104	$20.9090

___________

(1)
Class E shares of our common stock are offered to certain of Apollo's affiliates and employees in one or more private placements.
(2)
Includes the units of the Operating Partnership held by parties other than the Company.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission the offer and sale of a maximum of $5.0 billion in shares of our common stock in a continuous offering (the "Offering"), consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued in the Offering approximately (i) 31,810,198 shares of our common stock (consisting of approximately 16,653,928 Class A-II shares, 13,176,258 Class A-I shares, 1,615,954 Class F-I shares, 359,263 Class I shares, and 4,795 Class S shares) in our primary offering for total proceeds of approximately $651.0 million and (ii) 135,934 shares of our common stock (consisting of approximately 87,651 Class A-I shares, 41,627 Class F-I shares, 5,150 Class A-II shares, and 1,506 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $2.8 million. No other classes of shares were issued or sold in the Offering as of the date hereof. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

On May 29, 2024, we acquired a newly constructed approximately 708,000 square foot, industrial asset located in Byhalia, Mississippi (the "Cayce Road Property"). The Cayce Road Property was acquired on an all-cash basis from an unaffiliated third party for approximately $58.1 million, exclusive of closing costs. The Cayce Road Property is 100% leased to an A+ rated global beverage and convenient food company through January 2031 with two five-year renewal options.